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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                Rich Coast Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  762901 10 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

             Theresa M. Mehringer, Esq, c/o Smith McCullough, P.C.
          4643 South Ulster Street, Suite 900, Denver, Colorado 80237
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    11/1/99
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 762901 10 6
         -------------

------------------------------------------------------------------------------
      Names of Reporting Persons.
 1.   I.R.S. Identification Nos. of above persons (entities only).

      Robert W. Truxell, SSN# ###-##-####
------------------------------------------------------------------------------
      Check the Appropriate Box If a Member of a Group (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
      PF, OO
------------------------------------------------------------------------------
      Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      Citizenship or Place of Organization
 6.
      U.S. Citizen
------------------------------------------------------------------------------
                          Sole Voting Power
                     7
     Number of            622,351

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8
                          744,662
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9
    Reporting             622,351

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10
                          744,662
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Reporting Person
11.
      1,367,013 shares

------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.   (See Instructions)
                                                                      [_]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
      12.5%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Item 1. Security and Issuer

               Common Stock, $.001 par value per share
               Rich Coast Inc.
               10200 Ford Road
               Dearborn, MI 48126

Item 2. Identity and Background

        (a)    The Reporting Person is Robert W. Truxell.

        (b)    The mailing and business address of the Reporting Person is:
               10200 Ford Road
               Dearborn, MI 48126

        (c) Robert W. Truxell has been Chairman of the Board and a Director of Rich Coast Inc. (the "Issuer") since January 1996 (employment at address listed in Item 2(b)).

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f)    Robert W. Truxell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

               In his original Schedule 13D dated February 23, 1998, the Reporting Person reported beneficial ownership of 4,105,848 shares. Of the 4,105,828 shares reported, 1,383,200 shares were acquired pursuant to the Merger Agreement dated 10/31/95 between the Issuer and Waste Reduction Systems ("WRS"). The Reporting Person surrendered 351.50 shares of WRS in exchange for 1,383,200 shares of the Issuer. The remaining 2,722,648 shares beneficially owned by the Reporting Person were held as options or warrants which were granted to Robert Truxell by the Issuer in connection with services performed by him.

               On June 19, 1998, the Issuer effected a one-for-four reverse split of the Issuer's common stock. On November 1, 1999, the Issuer granted to the Reporting Person sufficient options to acquire 12.5% of the Issuer's fully diluted ownership, exercisable immediately for ten years at $0.30 per share. See Attachment for a complete list of grant dates and exercise prices for the options and warrants owned by the Reporting

               Person. If and when the Reporting Person exercises these options and warrants, he intends to use personal funds for the exercise price.

Item 4         Purpose of Transaction

               On November 1, 1999, the Issuer granted to Robert W. Truxell sufficient options to acquire 12.5% of the Issuer's fully diluted ownership, which vests after the Company achieves six consecutive months with EBITDA in excess of a total of $600,000. The purpose of the grant of options was to allow Mr. Truxell to maintain at least 12.5% control of the Issuer despite any dilution that may occur through the conversion of convertible securities, the exercise of options or warrants, or the issuance of new shares through June of 2000.

Item 5         Interest in the Securities of the Issuer

        (a) The Reporting Person beneficially owns 1,367,013 shares of the common stock of the Issuer including: (i) 345,800 shares held by Robert W. Truxell and Linda C. Truxell jointly; (ii) currently exercisable options and warrants to acquire 140,775 shares held by Robert W. Truxell and Linda C. Truxell jointly; (iii) currently exercisable options and warrants to acquire 539,887 shares held by Robert W. Truxell individually and (iv) an option to acquire 12.5% (inclusive of current holdings) of the fully diluted ownership of the Company, exercisable at $0.30 per share. The 1,367,013 shares beneficially owned by the Reporting Person represent approximately 12.5% of the Issuer's outstanding common stock as of the date of this Schedule 13D.

        (b) The Reporting Person has the power to vote, direct the vote of, dispose of, and direct the disposition of 1,367,013 shares of common stock.

        (c) No transactions in the Issuer's common stock have been effected in the last 60 days by the reporting Person.

        (d) No other person has rights with respect to the securities beneficially owned by the Reporting Person.

        (e)    Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

               None

Item 7.        Material to be Filed as Exhibits

               None

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2000


                                    /s/ Robert W. Truxell
                                    ------------------------
                                    Robert W. Truxell

                          ATTACHMENT TO SCHEDULE 13D

                              OPTIONS & WARRANTS
                                    HELD BY

                               ROBERT W. TRUXELL

                          Shares Underlying Options
  Date of Grant                   Or Warrants                Exercise Price
  -------------                   -----------                --------------


     1/15/96                    100,000 Shares                   $0.125

     5/09/96                     25,000 Shares                   $0.125

     7/20/97                     48,675 Shares                   $0.125

     7/20/97                     58,125 Shares                   $0.125

     7/30/97                    140,775 Shares (1)               $0.125

     7/30/97                    258,087 Shares                   $0.125

     9/08/97                     50,000 Shares                   $0.125

     4/20/99                          (2)                        $ 0.30

All amounts have been adjusted to reflect the reverse stock split on June 18, 1998.

(1)  Held jointly by Robert and Linda Truxell.
(2) On November 1, 1999, the Issuer granted to Robert W. Truxell sufficient options to acquire 12.5% (inclusive of current holdings) of the fully diluted ownership of the Issuer, which vest after the Company achieves six consecutive months with EBITDA in excess of a total of $600,000, exercisable at $0.30 per share